Exhibit 12.1

Statement regarding the computation of ratios

NSTAR

Computation of Earnings to Fixed Charges

(Dollars in Thousands)

	Twelve Months Ended June 30, 2009	Years Ended December 31,
Fixed Charge Ratio Components		2008	2007	2006	2005	2004
Earnings:
Net Income from Continuing Operations	$245,912	$237,547	$221,515	$206,774	$196,135	$188,481
Less: Equity Income from Investees	811	820	1,495	648	1,479	1,607
Plus: Distributed Income of Equity Investees	1,739	416	1,637	1,234	933	1,862
Income Taxes	149,751	147,108	133,396	126,877	109,658	111,319

Earnings from Continuing Operations	$396,591	$384,251	$355,053	$334,237	$305,247	$300,055

Fixed Charges:
Interest Expense	$140,201	$153,782	$175,984	$184,744	$171,272	$154,708
Interest Component of Rentals*	8,903	8,903	8,235	8,921	9,443	8,992

Total Fixed Charges	$149,104	$162,685	$184,219	$193,665	$180,715	$163,700

Earnings from Continuing Operations, plus Fixed Charges	$545,695	$546,936	$539,272	$527,902	$485,962	$463,755

Ratio of Earnings to Fixed Charges	3.66x	3.36x	2.93x	2.73x	2.69x	2.83x

*	Includes 1/3 of rental expense as no readily defined interest element can be determined.